SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

13 September 2007

AIR FRANCE KLM, ONLY AIRLINE GROUP SELECTED FOR BOTH DOW JONES SUSTAINABILITY INDEXES (DJSI WORLD and DJSI STOXX) FOR THE THIRD CONSECUTIVE YEAR

For the third consecutive year, AIR FRANCE KLM, listed as the number 1 sustainable airline group, is included in the list of firms in the two Dow Jones Sustainability Indexes:

➢ DJSI World, on a worldwide scale,

➢ DJSI STOXX, on a European scale.

AIR FRANCE KLM is the only airline group to be included simultaneously in both indexes.

“We are very proud of this top position, which recognizes our commitments to both guarantee our economic performance and our social and environmental responsibilities. But first and foremost, this special honour means we must pursue our actions within the framework of a realistic, determined and responsible strategy” commented Jean-Cyril Spinetta, Group Chairman and CEO.

AIR FRANCE KLM will continue to implement its various action plans, notably with regard to reducing the impact of air transport on climate change: support of the Kyoto Protocol and inclusion of air transport in the European emissions trading scheme, the Group’s continued fleet modernization program, introduction of a CO2 emission calculator on the airlines’ websites and ultimately, the possibility for customers to offset CO2 emissions generated by flights and support of NGO environmental protection programs.

“I am very happy that our Group has maintained and improved its top position in its sector”, stated Peter Hartman, President and Chief Executive Officer of KLM. “AIR FRANCE KLM has been listed number 1 airline in the World Index. This clearly demonstrates the pioneer position we have in the aviation industry and emphasizes that we are on the right track with our initiatives.”

The DJSI World groups the 10% of leading performers in terms of sustainable development, among 2,500 companies in 22 countries worldwide. Both indexes select firms with the best performance in this field, based on an audit carried out by the Swiss Group SAM (Sustainable Asset Management Indexes GmbH).

An interactive version of AIR FRANCE KLM’s third Corporate Social Responsibility Report 2006-2007 is available at http://sustainability.airfrance.com or www.klm.com/sustainability

AIR FRANCE KLM is currently listed in all the major sustainability indexes: DJSI World and DJSI STOXX, FTSE4Good and Aspi Eurozone. The Group is also listed in the ‘Global 100’, grouping the 100 most sustainable corporations in the world, and also in the ‘Ethibel’ investment register with the ‘Pioneer’ label.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin - +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot - +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: September 13, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations